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EX99.11 - PRESS RELEASE DATED MAY 13, 2005: MIV THERAPEUTICS COMMENCES ANIMAL
          TRIALS OF STROKE-PREVENTING PROPRIETARY DEVICE DEVELOPED BY RECENTLY-ACQUIRED SAGAX


  REVOLUTIONARY FILTER DESIGNED TO SIGNIFICANTLY REDUCE RISK OF CARDIOEMBOLIC
                      STROKE CAUSED BY CARDIAC PROCEDURES

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 13, 2005-- MIV Therapeutics, Inc. (OTCBB:MIVT - News), a developer of next-generation biocompatible stent coatings and drug delivery technologies, has announced commencement of preclinical trials of a unique proprietary filtration device designed to be implanted in a main artery during cardiac procedures and heart surgery to divert particles that might otherwise reach the brain and cause strokes. The device was developed by SagaX Medical Technologies, a company recently acquired by MIVT.

Preclinical trials pave the way for the human clinical trials that are required for the commercial development and FDA approval of biomedical devices and products.

Earlier this year, MIVT completed its acquisition of SagaX, a company developing a range of proprietary solutions to prevent imminent stroke and other common and serious complications that can result from cardiac procedures, in addition to some naturally occurring cardio-embolic strokes. Stroke is the 3rd leading cause of death and the leading cause of disability in the world. One of the flagship technologies from SagaX is its Aortic Embolic Protection Device (AEPD), a filter that can be placed in the aorta - one of the main arteries that send blood to the brain -- to filter and capture embolic particles that can cause strokes. The filtration prevents the embolic particles, mostly blood clots, from traveling in the direction of the patient's brain. If emboli reach the brain, they will cut off blood flow, triggering strokes in minutes. Such emboli are one of the chief causes of strokes.

"The start of animal trials is a key milestone in the development of our embolic protection device," said Dr. Dov Shimon, Chief Medical Officer of MIVT, who founded SagaX and leads its research and development. "We are extremely pleased with the performance of the aortic protection device in our sophisticated flow-duplicator apparatus, and we foresee continued positive results in the animal models. Strokes can be a devastating complication during what otherwise might be successful heart procedures. If we can prevent embolic particles from reaching the brain, we believe we can significantly reduce the occurrence of strokes, perhaps by as much as 30 percent."

The embolic protection device SagaX is developing is designed to for use during invasive heart procedures such as electrophysiology, valve dilatations and valve repair through angioplasty. But the technology may also find broad preventative application during minimally invasive alternatives to open surgery. The market for AEPD is estimated to exceed $1.5 to $1.8 billion by 2009.

The SagaX AEPD filter employs patented stent based filter-deflector technology that can be used during Trans-Catheter Cardiology procedures, as well as during heart surgery, to minimize the risk of stroke. Cardioembolic Stroke, a grave post-procedural complication, is most frequently experienced by patients with a number of risk factors. These risk factors include: previous strokes; rhythm irregularities, such as atrial fibrillation (which is present in 1-2% of the adult population, and 7-10% of the people above 70); congenital malformations of the heart, such as patent Foramen Ovale (PFO); heart valve disease, and previous heart valve surgery. AEPD is one of the latest innovations in the field of filter-based embolic protection devices, and is the only filter developed for use in the aorta. Preliminary evaluation of prototype devices confirmed effectiveness of AEPD. in an in-vitro model.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. MIVT's ultra-thin coating has been derived from a unique biocompatible material called hydroxyapatite (HAp) that during in-vivo animal trials demonstrated excellent safety and superior healing properties pursued by the science in the field of advanced implantable drug delivery systems. Hydroxyapatite is a bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's novel drug eluting technology provides an alternative solution to polymer-based drug eluting coatings currently in the stent market. A broader spectrum of synthetic parameters allows MIVT's drug eluting coating easily and

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widely applicable to various implantable devices with a pre-designed drug release profile to meet desirable clinical performance. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia and received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of hydroxyapatite as a drug eluting coating. In December 2004 MIVT received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National Research Council - Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the development stage, which is expected to finalize the drug-eluting research and development program.

For more information, please visit
http://www.trilogy-capital.com/tcp/mivt/website.html. To read or download MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Copyright (C) 2005 MIV Therapeutics Inc. All rights reserved.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca